UNITED STATES

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2006

ANGIOTECH PHARMACEUTICALS, INC.

(Registrant's name)

1618 Station Street,

Vancouver, B.C.

Canada V6A 1B6

(604) 221-7676

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F                                          Form 40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____                            No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1	Angiotech Pharmaceuticals, Inc.’s files preliminary short form prospectus and registration statement

FORWARD-LOOKING STATEMENTS

Statements contained in this report that are not based on historical fact, including without limitation statements containing the words "believes," "may," "plans," "will," "estimate," "continue," "anticipates," "intends," "expects" and similar expressions, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and constitute “forward-looking information” within the meaning of applicable Canadian securities laws.  All such statements are made pursuant to the “safe harbor” provisions of applicable securities legislation. Forward-looking statements may involve, but are not limited to, comments with respect to our objectives and priorities for 2006 and beyond, our strategies or future actions, our targets, expectations for our financial condition and the results of, or outlook for, our operations, research development and product and drug development.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.  Such factors are taken into account as part of our assumptions underlying these forward-looking statements and include, among others, the following: general economic and business conditions, both nationally and in the regions in which we operate; technological changes that impact our existing products or our ability to develop and commercialize future products; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; adverse results or unexpected delays in drug discovery and clinical development processes; failure to obtain patent protection for discoveries; loss of patent protection resulting from third party challenges to our patents; commercialization limitations imposed by patents owned or controlled by third parties; dependence upon, and relationships with strategic alliance partners to develop and commercialize products and services based on our work; our ability to obtain rights to technology from licensors; liability for patent claims and other claims asserted against us; the requirement for substantial funding to conduct research and development and to expand commercialization activities or consummate acquisitions; other factors referenced in our annual information form and other filings with the applicable Canadian securities  regulatory authorities or the Securities and Exchange Commission; and any other factors that may affect performance.

In addition, our business is subject to certain operating risks that may cause the actual results expressed or implied by the forward-looking statements in this report to differ materially from our actual results. These operating risks include: our ability to successfully complete preclinical and clinical development of our products; the ability to obtain and enforce timely patent and other intellectual property protection for our technology and products; decisions, and the timing of decisions, made by health regulatory agencies regarding approval of our technology and products; the ability to complete and maintain corporate alliances relating to the development and commercialization of our technology and products; market acceptance of our technology and products; the competitive environment and impact of technological change; the continued availability of capital to finance our activities; our ability to integrate into our business the operations of AMI; and, our ability to achieve the operational and other synergies and the other commercial or financial benefits expected as a result of the acquisition of AMI.

Given these uncertainties, assumptions and risk factors, readers are cautioned not to place undue reliance on such forward-looking statements.  We disclaim any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained in this report to reflect future results, events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGIOTECH PHARMACEUTICALS, INC.

Date:

October 25, 2006

By      /s/ K. Thomas Bailey

Name: K. Thomas Bailey

Title:   Chief Financial Officer

Exhibit 1

ANGIOTECH PHARMACEUTICALS FILES PRELIMINARY SHORT FORM PROSPECTUS AND REGISTRATION STATEMENT

VANCOUVER, BC, October 25, 2006 – Angiotech Pharmaceuticals, Inc. (NASDAQ:ANPI; TSX:ANP) today filed a Form 6-K (the “Form 6-K”) with the U.S. Securities and Exchange Commission (“SEC”), which contains its financial statements for the years ended December 31, 2005 and 2004 and the fifteen months ended December 31, 2003 and as of December 31, 2005 and 2004, and its financial statements for the six months ended June 30, 2006 and 2005 (together, the “Angiotech Statements”).  The Form 6-K was filed in conjunction with Angiotech’s filing today of a preliminary short form prospectus (the “Preliminary Prospectus”) with the British Columbia Securities Commission and a Registration Statement (the “Registration Statement”) with the SEC to register the exchange of its previously issued 7.75% Senior Subordinated Notes due April 1, 2014 for new 7.75% Senior Subordinated Notes due April 1, 2014.  The notes to be issued to holders that accept the exchange offer are identical to the previously issued notes in all material respects, except that the new notes will be registered under the U.S. Securities Act of 1933.

The Angiotech Statements included in the Form 6-K have been supplemented to include a new audited note required in connection with the Preliminary Prospectus and Registration Statement.  The new note provides condensed consolidated financial information for Angiotech and its subsidiaries that have guaranteed the notes.  Other than the addition of this new footnote, no changes have been made to the balance sheets, statements of income, statements of stockholder’s equity or statements of cash flow contained in the Angiotech Statements or to the note disclosure previously accompanying the Angiotech Statements.

The Form 6-K also includes the financial statements of American Medical Instruments Holdings Inc. (“AMI”), a company acquired by Angiotech on March 23, 2006, for the three years ended December 31, 2005 (the “AMI Statements”).  The pre-acquisition AMI Statements have been restated to reflect the correction of errors in the previously filed Statements on Form 6-K on June 6, 2006 and include information required to comply with SEC reporting requirements. The AMI Statements included in the Form 6-K for the years ended December 31, 2005, 2004 and 2003 have been restated to correct errors related to (i) accounting for the AMI asset values recorded in connection with the 2003 acquisition of 65% of AMI by one of the parties from whom Angiotech acquired AMI, (ii) accounting for certain warrants issued by AMI as a liability instead of equity, (iii) accounting for changes in debt instruments in 2004 as a modification and not an extinguishment of debt, and (iv) other less significant items.  The restatement of the AMI Statements also require Angiotech to update and refile its pro forma statements (the “Pro Forma Statements”) relating to the AMI acquisition that were previously filed by Angiotech on Form 6-K on June 6, 2006.  The updated Pro Forma Statements also reflect a revision in Angiotech’s purchase price allocation for AMI and updates to assumptions used in the preparation and initial filing of the Pro Forma Statements.

The Form 6-K also includes financial statements of Quill Medical, Inc. for the years ended, and as of, December 31, 2004 and 2005 and for the quarter ended March 31, 2006 (the “Quill Statements”) that are required by SEC regulations to be included in the Registration Statement.

In connection with the foregoing, Angiotech has also filed the Form 6-K with Canadian securities regulators on SEDAR in its entirety as well as an amended business acquisition report reflecting the AMI Statements, the Angiotech Statements, the Pro Forma Statements and the Quill Statements.  Further information regarding, and copies of, the Angiotech Statements, the AMI Statements, the Pro Forma Statements, and the Quill Statements are available at www.SEDAR.com.  The Form 6-K released today is available at www.sec.gov/edgar.shtml

The Registration Statement relating to the exchange offer has been filed with the SEC but has not yet become effective.  The notes to be issued in connection with the exchange offer may not be offered nor may offers to exchange be accepted prior to the time the Registration Statement becomes effective.

FOR ADDITIONAL INFORMATION:

Analysts and Institutional Investors: Janet Craig VP, Investor Relations and Corporate Communications Angiotech Pharmaceuticals, Inc. janet@angio.com	Media and Retail Investors: Jodi Regts Manager, Corporate Communications Angiotech Pharmaceuticals, Inc. jregts@angio.com (604) 221-7930